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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the period from January 1, 2003
                              to November 17, 2003

                             Lorus Therapeutics Inc.
                             -----------------------
                 (Translation of registrant's name into English)


                    2 Meridian Road, Toronto, Ontario M9W 4Z7
                    -----------------------------------------
                    (Address of principal executive offices)


                       [Indicate by check mark whether the
                  registrant files or will file annual reports
                      under cover Form 20-F or Form 40-F.]

                       Form 20-F ___ ____ Form 40-F __ X__


                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
                    thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.

                            Yes ________ No ____X___


               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Lorus Therapeutics Inc.


Date: November 19, 2003                   By: "Shane Ellis"
      -----------------                      ----------------
                                             Shane Ellis
                                             Vice President,Legal Affairs
                                             Corporate Secretary


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                            Index for the 6-K filing

99.1     Press release: Appointment of Robert Capizzi to Lorus Board

99.2     Press release: Various staff change announcement

99.3     Press release: Lorus presents research findings at ONCOGENE meeting

99.4     Press release: US NCI clinical development for GTI-2040

99.5     Press release: Lorus allowed Mexico patent to protect Virulizin

99.6     Press release: Lorus presents Virulizin at InCan meeting in Mexico

99.7 Press release: FDA grants Orphan drug Status to GTI-2040 on Renal Cell Carcinoma

99.8     Press release: Q203 results announcement

99.9     Press release: Lorus to advance GTI-2501 into phase II

99.10 Press release: Lorus publishes results of Virulizin in peer reviewed journal

99.11    Press release: Lorus announces US patent allowance on Virulizin

99.12    Press release: Lorus allowed Canadian patent on Antimicrobial drugs

99.13    Press release: Q303 results announcement

99.14    Press release: Lorus announces progress with phase III Virulizin trial

99.15 Press release: Lorus announces scientific publication that expand the application of Virulizin

99.16 Press release: Lorus publishes results of GTI-2040 against broad range indications

99.17 Press release: Lorus announces Virulizin presentation at Lustgarden conference

99.18    Press release: Lorus reports year end results of fiscal 2003

99.19 Press release: Lorus announces the initiation of the 3rd clinical trial with US NCI

99.20    Press release: Lorus announces presenting at a Gene Therapy conference

99.21 Press release: Lorus announces presenting at the Biopartnering in Europe

99.22 Press release: Lorus announces the publication of Virulizin mechanism of Action Study

99.23    Press release: Lorus sponsors Lung Cancer meeting

99.24    Press release: Lorus closes financing

99.25    Press release: Lorus files final prospectus

99.26    Press release: Lorus files preliminary short-form prospectus

99.27    Press release: Lorus allowed US Thiodoxin Reductase patent

99.28    Press release: Lorus allowed US patent on antisense anticancer target

99.29    Press release: Lorus allowed US Antimicrobiology patent

99.30 Press release: Expansion of a phase II clinical trial with Renal Cell Carcinoma

99.31    Press release: Lorus announces Virulizin Europe patent

99.32 Press release: Lorus announces the start of Leukemia clinical trial with GTI-2040 with NCI

99.33    Press release: Lorus allowed Canadian U-Sense patent

99.34 Press release; Lorus announces the starts of breast cancer study with GTI-2040 with NCI

99.35    Press release: Lorus announces a patent allowance for its subsidiary
         Nuchem

99.36 Press release: Lorus announces global expansion of Virulizin phase III trial

99.37    Press release: Lorus publishes results on Genetherapy

99.38    Press release: Lorus to present at BioContact 2003

99.39    Press release: Lorus to present results of GTI-2040 at AACR meeting

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99.40    Press release: Lorus Supports PanCan awareness month

99.41    Press release: Lorus presents at Bio-Europe 2003 in Germany

99.42    Press release: Lorus announces Q1 04 results

99.43    Press release: Lorus participates in 39th ASCO meeting